SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  February 15, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated February 15, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James Sinclair

Date:   February 15, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  February 15, 2007

Tanzanian Royalty Announces Second Quarter Startup

For Kabanga Nickel Program

The Company is pleased to announce that a decision has been made to commence work on its extensive nickel holdings in Tanzania during the second quarter of 2007. The decision coincides with an announcement by Xstrata and Barrick to proceed with a pre-feasibility study for their Kabanga Nickel Project which is situated within the same belt of rocks that hosts Tanzanian Royalty's nickel licenses.

"The spectacular grade and size potential of the Xstrata-Barrick Kabanga project speaks to the exploration potential of this world-class nickel belt which from an exploration standpoint has barely been touched,” said Tanzanian Royalty Chairman and CEO, Jim Sinclair.

“Without a doubt, the timing of our acquisition program in the Kabanga Nickel Belt was fortuitous and the decision by Xstrata-Barrick to proceed to the next stage of development at Kabanga will undoubtedly focus world attention on the entire belt.”

The Kabanga nickel deposit was discovered by the United Nations during the 1970s following a comprehensive geochemical and geophysical program that identified a chain of coincident airborne magnetic and geochemical anomalies within a 20-30 kilometre wide northeasterly trending belt that extends for over 200 kilometres from Burundi in the south, through western Tanzania, to Uganda in the north.

In 2004, Tanzanian Royalty recognized that base metal prices were set to move substantially higher and applied for open ground within the Kabanga belt that was considered to be a favorable host for magnetic anomalies.

The Company's seven prospecting licenses represent a combined area of 4,434 square kilometers within the Kabanga nickel belt. One of the Company's prospecting licenses is located within a zone of two parallel magnetic highs that extends down to the Kabanga Nickel deposit, while another license hosts a 50 kilometre long magnetic anomaly with a geophysical signature of similar intensity to Kabanga. Moderate nickel-in-soil anomalies are evident on some of the properties as well.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.